U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Thorn Tree Resources LLC
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   (Last)                           (First)             (Middle)

888 Seventh Avenue, Suite 1608
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                                    (Street)

New York, New York 10106
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Emex Corporation (EMEX)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     February 2002

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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Convertible Note    $3.01    1/23/02  J(1)      $628,000    Immed.   --       Common  208,637  $628,000    $628,000    D
                                                                              Stock
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Common Stock        $3.01    1/23/02  J(2)      53,525      Immed.   1/23/07  Common  53,525   $3.01       53,525      D
Warrants                                                                      Stock
(Right to Buy)
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Convertible Note    $3.00    2/11/02  J(3)      $2,034,100  Immed.   --       Common  678,033  $2,034,100  $2,034,100  D
                                                                              Stock
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Common Stock        $3.00    2/11/02  J(4)      170,000     Immed.   2/11/07  Common  170,000  $3.00       170,000     D
Warrants (Right                                                               Stock
to Buy)
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

Explanation of Responses:

(1) Thorn Tree Resources LLC, a Delaware limited liability company ("Thorn Tree"), loaned to Emex Corporation (the "Issuer") the principal amount of $628,000 in January 2002. The outstanding principal amount of the loan accrues interest at a rate of the Prime Rate at J.P. Morgan Chase & Co. as of January 23, 2002 plus 3 percent per annum. The outstanding principal and interest are due on April 23, 2002. From and after January 23, 2002, Thorn Tree had the right to cause the outstanding debt to be converted to the Issuer's Common Stock at $3.01 per share. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon conversion of the entire principal amount. The number does not take into account shares that would be received upon conversion of accrued interest.

(2) In consideration of the loan in the principal amount of $628,000, Thorn Tree was granted warrants to purchase 53,525 shares of the Issuer's Common Stock at $3.01 per share. The warrants are exercisable at any time and expire on January 23, 2007. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon exercise of the warrants.

(3) Thorn Tree loaned to the Issuer the principal amount of $2,034,100 in February 2002. The outstanding principal amount of the loan accrues interest at a rate of the Prime Rate at J.P. Morgan Chase & Co. as of February 11, 2002 plus 5 percent per annum. The outstanding principal and interest are due on June 1, 2002. From and after February 11, 2002, Thorn Tree has the right to cause the outstanding debt to be converted to the Issuer's Common Stock at $3.00 per share. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon conversion of the entire principal amount. The number does not take into account shares that would be received upon conversion of accrued interest.

(4) In consideration of the loan in the principal amount of $2,034,100, Thorn Tree was granted warrants to purchase 170,000 shares of the Issuer's Common Stock at $3.00 per share. The warrants are exercisable at any time and expire on February 11, 2007. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon exercise of the warrants.


          /s/ David H. Peipers                              February 15, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        David Peipers, Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.